UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            COLD SPRING CAPITAL INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                                     WARRANT
                         (Title of Class of Securities)

                            192865103 (COMMON STOCK)

                               192865111 (WARRANT)
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2005
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                                Page 1 of 9 Pages

CUSIP No. 192865103                 13G                        Page 2 of 9 Pages
CUSIP No. 192865111

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Millenco, L.P.
      13-3532932
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

  NUMBER OF                -0-
   SHARES            -----------------------------------------------------------
BENEFICIALLY         6     SHARED VOTING POWER
  OWNED BY
    EACH                   1,666,600
  REPORTING          -----------------------------------------------------------
   PERSON            7     SOLE DISPOSITIVE POWER
    WITH
                           -0-
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           1,666,600
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,600 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN, BD
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Common Stock was purchased as part of an issuance of Units. 1,666,600 Units were purchased by Millenco, L.P. on November 11, 2005. Each Unit consisted of one share of Common Stock and two Warrants (described herein).

CUSIP No. 192865103                 13G                        Page 3 of 9 Pages
CUSIP No. 192865111

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Millennium Management, L.L.C.
      13-3804139
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

  NUMBER OF                -0-
   SHARES            -----------------------------------------------------------
BENEFICIALLY         6     SHARED VOTING POWER
  OWNED BY
    EACH                   1,666,600
  REPORTING          -----------------------------------------------------------
   PERSON            7     SOLE DISPOSITIVE POWER
    WITH
                           -0-
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           1,666,600
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,600 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Common Stock was purchased as part of an issuance of Units. 1,666,600 Units were purchased by Millenco, L.P. on November 11, 2005. Each Unit consisted of one share of Common Stock and two Warrants (described herein).

CUSIP No. 192865103                 13G                        Page 4 of 9 Pages
CUSIP No. 192865111

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Israel A. Englander
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

  NUMBER OF                -0-
   SHARES            -----------------------------------------------------------
BENEFICIALLY         6     SHARED VOTING POWER
  OWNED BY
    EACH                   1,666,600
  REPORTING          -----------------------------------------------------------
   PERSON            7     SOLE DISPOSITIVE POWER
    WITH
                           -0-
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           1,666,600
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,600 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Common Stock was purchased as part of an issuance of Units. 1,666,600 Units were purchased by Millenco, L.P. on November 11, 2005. Each Unit consisted of one share of Common Stock and two Warrants (described herein).

CUSIP No. 192865103                 13G                        Page 5 of 9 Pages
CUSIP No. 192865111

Item 1.

(a)   Name of Issuer

      Cold Spring Capital Inc., a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      51 Locust Avenue, Suite 302
      New Canaan, Connecticut 06840

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Millenco, L.P.
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.001 per share ("Common Stock")

      Warrant ("Warrant")

(e)   CUSIP Number

      192865103 (Common Stock)

      192865111 (Warrant)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |X| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 192865103                 13G                        Page 6 of 9 Pages
CUSIP No. 192865111

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |X| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 1,666,600 shares of Common Stock, owned outright by Millenco, L.P., a Delaware limited partnership ("Millenco").

      At December 31, 2005, Millenco owned in excess of 5% of the outstanding Warrants, but as of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of less than 5% of the outstanding Warrants.

      The Common Stock was purchased as part of an issuance of Units. 1,666,600 Units were purchased by Millenco on November 11, 2005. Each Unit consisted of one share of Common Stock and two Warrants. Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Warrant will become exercisable on the later of the Company's completion of a business combination, acquisition of a portfolio of financial assets or acquisition of a real estate asset and November 11, 2006 and will expire on November 11, 2009, or earlier upon redemption.

      Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

(b)   Percent of Class

CUSIP No. 192865103                 13G                        Page 7 of 9 Pages
CUSIP No. 192865111

      6.7% of the Common Stock (see Item 4(a) above), which percentage was calculated based on 25,000,000 shares of Common Stock outstanding following the completion of the Company's Initial Public Offering, as reported in the Company's Prospectus filed pursuant to Rule 424(B)(4), dated as of November 11, 2005.

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  1,666,600

            (iii) Sole power to dispose or to direct the disposition of

                  -0-

            (iv)  Shared power to dispose or to direct the disposition of

                  1,666,600

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 13, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 192865103                 13G                        Page 8 of 9 Pages
CUSIP No. 192865111

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2006

                                          MILLENCO, L.P.


                                          By: Millennium Management, L.L.C.
                                              its general partner

                                          By:  /s/ Terry Feeney
                                              ----------------------------------
                                             Name:  Terry Feeney
                                             Title: Chief Operating Officer


                                          MILLENNIUM MANAGEMENT, L.L.C.

                                          By:  /s/ Terry Feeney
                                              ----------------------------------
                                             Name:  Terry Feeney
                                             Title: Chief Operating Officer


                                          /s/ Israel A. Englander by David
                                          Nolan pursuant to Power of Attorney
                                          filed with SEC on June 6, 2005
                                          --------------------------------------
                                          ISRAEL A. ENGLANDER

CUSIP No. 192865103                 13G                        Page 9 of 9 Pages
CUSIP No. 192865111

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the Common Stock, par value $0.001 per share and Warrants of Cold Spring Capital Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 23, 2006

                                            MILLENCO, L.P.


                                            By: Millennium Management, L.L.C.
                                                its general partner

                                            By:  /s/ Terry Feeney
                                               ---------------------------------
                                               Name:  Terry Feeney
                                               Title: Chief Operating Officer


                                            MILLENNIUM MANAGEMENT, L.L.C.

                                            By:  /s/ Terry Feeney
                                               ---------------------------------
                                               Name:  Terry Feeney
                                               Title: Chief Operating Officer


                                             /s/ Israel A. Englander by David
                                            Nolan pursuant to Power of Attorney
                                            filed with SEC on June 6, 2005
                                            ------------------------------------
                                            ISRAEL A. ENGLANDER